SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(AMENDMENT NO. 2)

                    Star Maritime Acquisition Corp.

(Name of Issuer)

              Common Stock, par value $0.0001 per share

(Title of Class of Securities)

               85516E107

(CUSIP Number)

William Nicholas

Oceanwood Capital Management, LLP

4 Albemarle Street

London, U.K. W1S4GA

        +(44) 2077585525

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

                    March 28, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13(d)-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

_________________________

             The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Oceanwood Capital Management LLP Oceanwood Global Opportunities Master Fund Christopher Gate
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC, BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oceanwood Capital Management LLP - England and Wales (United Kingdom) Oceanwood Global Opportunities Master Fund - Cayman Islands Christopher Gate - United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None.
	8	SHARED VOTING POWER Oceanwood Capital Management LLP - 2,732,226 (See Item 5) Oceanwood Global Opportunities Master Fund - 2,732,226 (See Item 5) Christopher Gate - 2,732,226 (See Item 5)
	9	SOLE DISPOSITIVE POWER None.
	10	SHARED DISPOSITIVE POWER Oceanwood Capital Management LLP - 2,732,226 (See Item 5) Oceanwood Global Opportunities Master Fund - 2,732,226 (See Item 5) Christopher Gate - 2,732,226 (See Item 5)
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Oceanwood Capital Management LLP - 2,732,226 (See Item 5)

Oceanwood Global Opportunities Master Fund - 2,732,226 (See Item 5)

Christopher Gate - 2,732,226 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Oceanwood Capital Management LLP - 9.4% (See Item 5)

Oceanwood Global Opportunities Master Fund - 9.4% (See Item 5)

Christopher Gate - 9.4% (See Item 5)

14	TYPE OF REPORTING PERSON* Oceanwood Capital Management LLP - OO (Limited Liability Partnership) Oceanwood Global Opportunities Master Fund - CO Christopher Gate - IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 2 (this “Amendment”) further amends and supplements the Schedule 13D filed on March 21, 2007 by Oceanwood Capital Management LLP, as amended and supplemented by Amendment No. 1 to the Schedule 13D filed on March 28, 2007 by Oceanwood Capital Management LLP, Ocean Global Opportunities Master Fund and Mr. Christopher Gate (as so amended and supplemented, the “Schedule 13D”) with respect to certain shares (the “Shares”) of common stock, par value $0.0001 per share, of Star Maritime Acquisition Corp., a Delaware corporation (the “Issuer”). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings assigned to such terms in the Schedule 13D. This Amendment incorporates the information previously reported on the Schedule 13D, and except as provided herein does not modify any of such information previously reported.

Item 2. Identity and Background.

(a) The names of the Reporting Persons filing this statement are Oceanwood Capital Management LLP (“Oceanwood LLP”), Oceanwood Global Opportunities Master Fund (“Oceanwood Master Fund”) and Christopher Gate. This statement on Schedule 13D is filed on behalf of all such Reporting Persons.

(b) The business address of each of the Reporting Persons is c/o Oceanwood Capital Management LLP, 4 Albemarle Street, London, U.K. W1S4GA.

(c) Oceanwood Master Fund is a Cayman Islands company formed for the purpose of making investments. The principal business of Oceanwood LLP is serving as the investment manager of

Oceanwood Master Fund. Mr. Gate’s principal occupation is serving as Chief Executive Officer and Chief Investment Officer of Oceanwood LLP and related entities.

(d) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Oceanwood LLP is an England and Wales (United Kingdom) limited liability partnership. Oceanwood Master Fund is a Cayman Islands company. Mr. Gate is a citizen of the United Kingdom.

Item 3. Source and Amount of Funds or Other Consideration.

As described in Item 5 below, Oceanwood LLP and Mr. Gate may be deemed to beneficially own Shares held by Oceanwood Master Fund. The aggregate purchase price for the Shares reported in this Amendment was $3,023,544. A portion of the funds used to acquire such Shares consisted of loan proceeds from Morgan Stanley pursuant to a commercial credit facility obtained in the ordinary course. Pursuant to the terms of such credit facility with such lender, Oceanwood Master Fund has pledged the Shares reported herein to such lender pending the repayment in full of the loan. The balance of the purchase price came from Oceanwood Master Fund’s working capital.

Item 4. Purpose of Transaction.

None of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions described in Item 4 of Schedule 13D.

From time to time, the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to their investment in the Issuer including, without limitation, (i) to hold the Shares as a passive investor or as an active investor (including as a member of a “group” with other beneficial owners of the Issuer’s securities), (ii) to acquire beneficial ownership of additional securities of the Issuer in the open market, in privately negotiated transactions or otherwise, (iii) to take other actions which could involve one or more of the types of transactions or have one or more of the results described in Item 4 of Schedule 13D (including, without limitation, a change in the present composition of the Board of Directors of the Issuer and to fill any then existing vacancies on such Board), (iv) to enter into agreements with potential business combination partners to facilitate a transaction with the Issuer or (v) to change their intention with respect to any or all of the matters referred to above or in Item 4. The Reporting Persons’ decisions and actions with respect to such possibilities will depend upon a number of factors, including, without limitation, the actions of the Issuer with respect to the potential acquisitions or business combinations, market activity in the Issuer’s securities, an evaluation of the Issuer and its prospects, general market and economic conditions, conditions specifically affecting the Reporting Persons and other factors which the Reporting Persons may deem relevant to their investment decisions.

Item 5. Interest in Securities of the Issuer.

(a) and (b) 2,732,226 Shares, representing approximately 9.4% of the Shares outstanding (based on information contained in the Issuer’s most recent quarterly report), are held by Oceanwood Master Fund, of which Oceanwood LLP is the investment manager. Mr. Gate is the Chief Executive Officer and Chief Investment Officer of Oceanwood LLP and in such capacity has the power to vote and dispose of the Shares.

Each of the Reporting Persons disclaims beneficial ownership of all of the above-described Shares, except to the extent of its or his pecuniary interest therein, and the filing of this Schedule 13D shall not be deemed an admission of beneficial ownership of such Shares for any purpose.

(c) An aggregate of 294,961 Shares were purchased for the account of Oceanwood Master Fund between March 23, 2007 and March 28, 2007, for a total purchase price of $3,023,544, at average purchase prices ranging from $10.18 per Share to $10.30 per Share. All such Shares may be deemed to be beneficially owned by Oceanwood Master Fund, Oceanwood LLP and Mr. Gate, in the capacities described above in 5(a).

Each of the Reporting Persons disclaims beneficial ownership of all of the above-described shares, except to the extent of its or his pecuniary interest therein, and the filing of this Schedule 13D shall not be deemed an admission of beneficial ownership of such shares for any purpose.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as set forth in Item 4 of this Schedule 13D and as previously disclosed, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss or the giving or withholding of proxies.

Additionally, the Reporting Persons may enter into and unwind cash settled equity swap or other similar derivative transactions with respect to securities of the Issuer. These arrangements do not and will not give the Reporting Persons voting or investment control over underlying securities of the Issuer (other than Shares beneficially owned by any Reporting Person) and, accordingly, the Reporting Persons disclaim beneficial ownership of any such underlying securities of the Issuer (other than Shares beneficially owned by any Reporting Person).

Item 7. Material to be Filed as Exhibits.

1.1	Joint Filing Agreement of the Reporting Persons

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

March 30, 2007

OCEANWOOD CAPITAL

MANAGEMENT LLP

By: /s/ William Nicholas

William Nicholas

Chief Operating Officer

OCEANWOOD GLOBAL

OPPORTUNITIES MASTER FUND

By: Oceanwood Capital Management LLP,

its investment manager

By: /s/ William Nicholas

William Nicholas

Chief Operating Officer

CHRISTOPHER GATE

By: /s/ Christopher Gate

Christopher Gate, individually

Exhibit 1.1

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of March 28, 2007, is by and among Oceanwood Capital Management LLP, Oceanwood Global Opportunities Master Fund and Christopher Gate (collectively, the “Filers”).

Each of the Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13D and/or 13G with respect to shares of Common Stock, par value $0.0001 per share, of Star Maritime Acquisition Corp., a Delaware corporation, beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Filers hereby agree to file a single statement on Schedule 13D and/or 13G (and any amendments thereto) on behalf of each of the Filers, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.

This Joint Filing Agreement may be terminated by any of the Filers upon written notice or such lesser period of notice as the Filers may mutually agree.

Executed and delivered as of the date first above written.

OCEANWOOD CAPITAL

MANAGEMENT LLP

By: /s/ William Nicholas

William Nicholas

Chief Operating Officer

OCEANWOOD GLOBAL

OPPORTUNITIES MASTER FUND

By: Oceanwood Capital Management LLP,

its investment manager

By: /s/ William Nicholas

William Nicholas

Chief Operating Officer

CHRISTOPHER GATE

By: /s/ Christopher Gate

Christopher Gate, individually